Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual Meeting of Shareholders of Shaw Communications Inc. (the “Corporation”) held on January 14, 2014. Each of the matters is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated November 25, 2013.

1. Election of each of the following sixteen nominees as directors of the Corporation (vote by ballot)	Outcome of Vote: Carried
	Votes For		Votes Withheld

	#	%	#	%

Peter J. Bissonnette	20,912,605	100.00	-	—
Adrian I. Burns	20,912,605	100.00	-	—
George F. Galbraith	20,912,605	100.00	-	—
Dr. Richard R. Green	20,912,605	100.00	-	—
Dr. Lynda Haverstock	20,912,605	100.00	-	—
Gregg Keating	20,912,605	100.00	-	—
Michael W. O’Brien	20,912,605	100.00	-	—
Paul K. Pew	20,912,605	100.00	-	—
Jeffrey C. Royer	20,912,605	100.00	-	—
Bradley S. Shaw	20,912,605	100.00	-	—
Jim Shaw	20,912,605	100.00	-	—
JR Shaw	20,912,605	100.00	-	—
JC Sparkman	20,912,605	100.00	-	—
Carl E. Vogel	20,912,605	100.00	-	—
Sheila C. Weatherill	20,912,605	100.00	-	—
Willard H. Yuill	20,912,605	100.00	-	—

2. Appointment of Ernst & Young LLP as auditors of the Corporation (vote by show of hands – proxy results shown)	Outcome of Vote: Carried
	Votes For		Votes Withheld

	#	%	#	%

	20,912,605	100	-	—